SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                             COMMISSION FILE NUMBER



                            MP3.COM 401(k) PLAN
                                800 Third Avenue
                            New York, New York 10022
              (Full title of the plan and the address of the plan)

                                Vivendi Universal S.A.
                             42, avenue de Friedland
                          75380 Paris Cedex 08, France
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The MP3.com 401(k) Plan (the "MP3.com Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the MP3.com Plan for the fiscal year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS

1. Financial statements of the MP3.com Plan for the fiscal year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of Ernst & Young, LLP, independent accountants.

3. Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                    MP3.COM PLAN


                                    By  /s/ Larry Levinson
                                        -----------------------------------
                                        Larry Levinson
                                        Senior Vice President - Human Resources
                                        Vivendi Universal Net USA Group, Inc.


Date:  June 26, 2003

                                                                     Exhibit 1








AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

MP3.com 401(k) Plan
Year ended December 31, 2002 with Report of Independent Auditors

                                     MP3.com
                                   401(k) Plan

                        Audited Financial Statements and
                              Supplemental Schedules

                          Year ended December 31, 2002




                                    Contents

Report of Independent Auditors...............................................1

Financial Statements

Statements of Net Assets Available for Benefits as of
     December 31, 2002 and 2001..............................................2
Statement of Changes in Net Assets Available for Benefits
     for the year ended December 31, 2002....................................3
Notes to Financial Statements................................................4

     Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     as of December 31, 2002................................................10
Schedule G, Part III - Schedule of Nonexempt Transactions
     for the year ended December 31, 2002...................................11

                        Report of Independent Auditors


MP3.com as Plan Administrator of
MP3.com 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of MP3.com 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and of nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                      /s/Ernst & Young, LLP


San Diego, California
June 26, 2003

                                     MP3.com
                                   401(k) Plan

                Statements of Net Assets Available for Benefits



                                                     December 31,
                                              2002                 2001
                                      ------------------------------------------


Investments, at fair value             $       2,711,887    $       2,053,726

Employee contributions receivable                 95,633                    -
                                      ------------------------------------------

Net assets available for benefits       $      2,807,520    $       2,053,726
                                      ==========================================



See accompanying notes.

3

                                     MP3.com
                                   401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002



Additions:
   Employee contributions                                    $     1,453,105
   Rollover contributions                                             22,535
   Interest and dividends                                             65,307
                                                            -------------------
Total additions                                                    1,540,947

Deductions:
   Net depreciation in fair value of investments                     605,616
   Distributions to participants                                      83,565
   Transfer out                                                       97,972
                                                            -------------------
Total deductions                                                     787,153
                                                            -------------------

Net increase                                                         753,794
Net assets available for benefits at:
   Beginning of year                                               2,053,726
                                                            -------------------
   End of year                                                $    2,807,520
                                                            ===================


See accompanying notes.

                                    MP3.com
                                  401(k) Plan

                         Notes to Financial Statements

                               December 31, 2002


1.  SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The financial statements of MP3.com 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at the net asset value at year-end. The shares of Vivendi Universal common stock are valued at quoted market prices at year-end. The participant loans are valued at their outstanding balance, which approximates fair value.

The Vivendi Universal Common Stock Fund consists of the underlying company stock and a short-term cash component to provide liquidity for daily trading.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in interest and dividend income. The realized gain or losses on investments is included with net depreciation in fair value of investments.

BENEFITS

Benefits are recorded when paid.

                                    MP3.com
                                  401(k) Plan

                   Notes to Financial Statements (continued)



2.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution profit sharing and retirement plan covering all eligible employees of MP3.com (the "Company"). The effective date of the Plan was July 1, 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company pays most administrative expenses of the Plan. Certain investment management fees and other charges paid to the trustee are offset against fund performance in the net appreciation (depreciation) section of the statement of changes in net assets available for benefits and are not, therefore, separately reflected as administrative expenses.

The Plan is exposed to credit risk in the event of default by the issuers of the investments to the extent of amounts recorded on the statement of net assets available for benefits.

Effective June 2002, the trustee and recordkeeper of the Plan was changed from Prudential Retirement Services to The Vanguard Group.

ELIGIBILITY

The Plan covers all employees of the Company. There is no service requirement. Employees may elect to join the Plan on the first day of the month after their date of hire.

CONTRIBUTIONS

Each year, participants may contribute from 1% to 20% of pretax compensation, as defined in the Plan and subject to the annual limits of the Internal Revenue Code. The Company may contribute to the Plan subject to its own discretion; however, no such contributions were made in 2002.

                                    MP3.com
                                  401(k) Plan

                   Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the participant's share of the employer's contributions, if any, and the Plan's earnings or losses. The benefit to which a participant is allowed is limited to the vested balance in his account.

VESTING

Participants are immediately vested in their elective contributions and employer contributions, plus actual earnings thereon, and such amounts are nonforfeitable.

PARTICIPANTS NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their vested account balance. The total of all outstanding loans from all defined contribution plans sponsored by the Company or its affiliates may not exceed $50,000 less the highest outstanding loan balance within the prior 12 months. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate on the first business day of the month as published by The Wall Street Journal plus one percentage point. Interest rates range from 5.25% to 10.5% at December 31, 2002. Principal and interest is paid through bi-weekly payroll deductions.

                                    MP3.com
                                  401(k) Plan

                   Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon termination of service for any reason, a participant's account is generally distributed in a single lump-sum payment upon request. At the Plan sponsor's option, if the account balance is $5,000 or less, the entire balance may be distributed.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain fully vested in their accounts.

3.  INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:


                                              Net Realized and Unrealized
                                              Appreciation (Depreciation)
                                              in Fair Value of Investments
                                              -----------------------------
       Common stock                             $                2,606
       Mutual funds                                           (608,221)
                                              -----------------------------
       Total                                    $             (605,615)
                                              =============================

                                    MP3.com
                                  401(k) Plan

                   Notes to Financial Statements (continued)


3.  INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                              December 31,
                                                    2002             2001
                                                  ------------------------------
                                                  ------------------------------

       Berger SMCAP V Fund                         $   438,817   $          -
       Pimco Total Return Fund                         266,724              -
       Dresdner RCM Global Tech                        285,645              -
       Morgan Stanley Institutional International      311,305              -
       Vanguard Value Index Fund Investment            264,282              -
       Vanguard Growth Index Fund Investment           416,518              -
       Vanguard 500 Index Investment                   416,253              -
       Vanguard Retirement Savings Trust               249,494              -
       Oppenheimer Global Fund A                             -         199,344
       Van Kampen Aggressive Growth A Fund                   -         205,617
       John Hancock Technology Fund                          -         151,834
       Massachusetts Investors Fund                          -         108,444
       Van Kampen Emerging Growth A                          -         198,962
       AIM Premier Equity Fund A                             -         101,452
       Prudential Stock Index Fund Z                         -         241,872
       Alliance Technology                                   -         210,722
       Prudential Management Assets A                        -         100,772
       Franklin Small Capital Growth                         -         108,350

                                    MP3.com
                                  401(k) Plan

                   Notes to Financial Statements (continued)


4.  INCOME TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5.  RECONCILIATIONS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2002:

     Net assets available for benefits per the financial
        statements                                         $   2,807,520
     Contributions receivable                                    (95,633)
                                                           ----------------
     Net assets available for benefits per the Form 5500   $   2,711,887
                                                           ================

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2002:

     Employee contributions per the financial statements   $   1,453,105
     Receivable at end of year                                   (95,633)
                                                          -----------------
     Employee contributions per the Form 5500              $   1,357,472
                                                          =================

                             Supplemental Schedules

                                                                    Schedule I



                                     MP3.com
                                   401(k) Plan

                        Employer ID #52-2337436, Plan 002

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002


                                                                                                    Current
  (a)      Identity of Issue                              Description of Asset                       Value
                                                            19,322.629 shares
         Berger SMCAP V Fund                                                                         $  438,817
         Pimco Total Return Fund                            24,997.603 shares                           266,724
    *    VU Stock Fund                                       6,300.430 shares                            25,958
         Dresdner RCM Global Tech                           15,878.007 shares                           285,645
         Morgan Stanley Institutional International         21,410.242 shares                           311,305
    *    Vanguard Value Index Fund Investment               18,039.726 shares                           264,282
    *    Vanguard Growth Index Fund Investment              20,878.073 shares                           416,518
    *    Vanguard 500 Index Investment                       5,129.426 shares                           416,253
    *    Vanguard Retirement Savings Trust                 249,494.210 shares                           249,494
    *    Participant loans                              5.25% to 10.50% interest, various maturities     36,891
                                                                                                    ----------------
                                                                                                     $2,711,887
                                                                                                    ================


* Indicates party-in-interest



                                                                   Schedule II


                               MP3.com 401(k) Plan

                       Employer ID # 52-2337436, Plan 002

           Schedule G, Part III -- Schedule of Nonexempt Transactions


                          Year ended December 31, 2002


                           Relations to Plan,                                                                  Current
   Identity of Party       Employer, or Other                                                                  Value of
       Involved             Party-In-Interest     Description of Transactions                  Cost of Asset   of Asset    Net Gain
-----------------------------------------------------------------------------------------------------------------------------------
MP3.com                Employer/Plan Sponsor      Loan to the employer in the form of late      $34,679        $34,812       $133
                                                  remittance of participant deferrals and/or
                                                  loan repayments for the pay period ended
                                                  November 2, 2002


                                                                     Exhibit 2


We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-72270, 333-89744, 333-89754, 333-87622, 333-64754,
333-51654, 333-48966, 333-47440, 333-81830) and (Form F-3 No. 333-81578)
pertaining to the 401(k) Plan of MP3.com of our report dated June 26, 2003, with respect to the financial statements and schedules of the MP3.com 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

                                       By /s/ Ernst & Young LLP
                                          --------------------------
                                          Ernst & Young LLP


San Diego, California
June 26, 2003

                                                                    Exhibit 3


                           Certification Pursuant to
                            18 U.S.C. Section 1350
     As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

     In connection with the Annual Report on Form 11-K of the MP3.com 401(k) Plan (the "Plan") for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Vivendi Universal S.A. certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated:  June 30, 2003                         By:  /s/Jean-Rene Fourtou
                                                   -----------------------
                                                   Jean-Rene Fourtou
                                                   Chief Executive Officer


Dated:  June 30, 2003                         By:  /s/Jacques Espinasse
                                                   -----------------------
                                                   Jacques Espinasse
                                                   Chief Financial Officer

*The foregoing certification is incorporated solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used for any other purpose. A signed original of this written statement required by Section 906 has been provided to Vivendi Universal S.A. and will be retained by Vivendi Universal S.A. and furnished to the Securities and Exchange Commission or its staff upon request.